UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“Boston”), today announced that Boston has launched its TAXUS™ Liberte™ paclitaxel-eluting coronary stent system in 18 countries. The TAXUS Liberte stent system features Boston Scientific’s next-generation Liberte™ coronary stent.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 17, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Monday, January 17, 2005

ANGIOTECH PARTNER IS FIRST TO MARKET WITH NEXT-GENERATION DRUG-ELUTING STENT SYSTEM

Company Announces Launch of TAXUS™ Liberte™ Paclitaxel-Eluting Coronary Stent System in International Markets

State-of-the-Art Liberte™ Stent is Combined with Market-Leading TAXUS™ Technology

VANCOUVER, January 17, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“Boston”), today announced that Boston has launched its TAXUS™ Liberte™ paclitaxel-eluting coronary stent system in 18 countries. The TAXUS Liberte stent system features Boston Scientific’s next-generation Liberte™ coronary stent.

The Liberte stent features the Veriflex™ stent design, a highly flexible cell geometry with thin struts and uniform cell distribution. This new platform offers improved deliverability and conformability in challenging anatomy. It also features the enhanced TrakTip™ catheter tip, mounted on the Maverick2™ delivery catheter, which provides better lesion crossability. In addition, TrakTip has a low lesion-entry profile, which further improves crossability, as stated by Boston.

"The Liberte stent is a major advance in stent development and raises the bar for drug-eluting stent systems," said John Ormiston, M.D., interventional cardiologist at Mercy Hospital and the Green Lane Cardiovascular Unit of the Auckland City Hospital, Auckland, New Zealand. "My experience with the Liberte system demonstrates that it represents a dramatic step forward in stent technology. Its ability to conform to the vessel wall is outstanding, and its ease of deliverability allows us to more easily reach some of the most difficult lesions. This innovation is welcome news for interventional cardiologists and patients who suffer from coronary artery disease."

Boston received the CE Mark for the bare metal Liberte stent system in December 2003 and plans to launch the TAXUS (drug-eluting) Liberte system in Europe later this year. In the U.S., Boston Scientific has announced enrollment in the ATLAS clinical trial, a pivotal study designed to support U.S. Food and Drug Administration approval of the TAXUS Liberte stent system. Boston Scientific's first-generation drug-eluting stent system, the TAXUS™ Express2™ paclitaxel-eluting coronary stent system, is the worldwide leader in the coronary stent market.

BSC acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12